

08024967

T. Rowe Price Group Annual Report 2007

AT WORK FOR OUR CLIENTS

T.RowePrice
INVEST WITH CONFIDENCE



START WITH A CLEAR MISSION:
TO CREATE LONG-TERM CLIENT SUCCESS.

Around the world, T. Rowe Price associates share a collective commitment to helping our clients achieve their financial goals.

Experience has taught us that the best way to create success for our clients is to focus on the long term. This includes integrating talented people, a collaborative culture, and proven processes to create value for our clients.


START WITH A CLEAR MISSION: TO CREATE LONG-TERM CLIENT SUCCESS
EMPOWER BRIGHT AND DEDICATED ASSOCIATES
ACTIVELY ENCOURAGE A CULTURE OF COLLABORATION
MERGE PROVEN PROCESSES WITH INNOVATIVE IDEAS
APPLY THE SAME WORK PRINCIPLES IN OUR COMMUNITIES
FOCUS ON CREATING LONG-TERM VALUE FOR CLIENTS



I'm lucky. My entire career has been like going to college with the most talented professors every day.
— STEVE NORWITZ, PUBLIC RELATIONS

EMPOWER BRIGHT AND DEDICATED ASSOCIATES.

To help our clients, we seek to attract the most talented people in our industry. Then we focus on creating opportunities for their development, so that they will stay with the firm—for a long time.

In fact, organizational stability is one of the pillars of our investment approach and one of the keys to delivering exceptional service. We believe experienced and committed associates, with unique talents and diverse backgrounds, help to create consistent success for our clients.

CULTIVATING THE GROWTH OF ALL OUR ASSOCIATES

T. Rowe Price associates, throughout the company and at all levels, work in an atmosphere where debate is encouraged and multiple perspectives valued. They are free to be creative while being productive, and many build long careers with our company. We believe that the result is superior service for, and longer relationships with, our clients.

MENTORING AND DEVELOPING INVESTMENT ANALYSTS

We believe in building our research teams from the ground up: hiring promising talent, putting them into a proactive mentoring program, and integrating them into our investment process to give them hands-on experience. In addition, our Structured Research Strategies allow our analysts to contribute directly to portfolio construction and put their best ideas into practice.





MAINTAINING CONSISTENCY WITH EXPERIENCED INVESTMENT PROFESSIONALS

Because of our seasoned group of portfolio managers, we are able to keep rapidly evolving markets in historical perspective. We are also able to offer our clients consistency in investment process and style. In fact, the collective experience of our portfolio managers is substantial, with an average of 14 years' tenure with T. Rowe Price and 19 years of investment experience.

Analysts coming to T. Rowe Price know they'll be mentored by accomplished, tenured investment professionals. Just look at the longevity of our portfolio managers. Here, the long-term view is more than just lip service.
— JASON NOGUEIRA, EQUITY RESEARCH









ACTIVELY ENCOURAGE A CULTURE OF COLLABORATION.

We believe that talented people who work together can successfully address any challenge or opportunity. Every day, T. Rowe Price associates share intelligence, brainstorm new strategies, and inspire one another to do great work on behalf of our clients.

This collaborative environment is no accident. It is deliberately constructed and carefully cultivated.

It is fundamental research—peeling back the layers of the onion—as well as collaborative efforts across our fixed-income and equity research teams that help us to navigate unusually treacherous markets.
— MIKE McGONIGLE, FIXED-INCOME



CRISSCROSSING THE GLOBE

Our associates collaborate across time zones and international borders. At offices in 12 countries, associates consult with one another, debate ideas, and share intelligence. Their proximity to, and understanding of, their local markets helps us to deliver exceptional service.

In addition, our investment analysts continually crisscross the world, seeking opportunities for our clients. Last year, our analysts conducted more than 4,000 face-to-face meetings on six continents.

A TEAM APPROACH TO INVESTMENT MANAGEMENT EXCELLENCE

T. Rowe Price portfolio managers work with one another, our global network of analysts, and investment advisory committees to create and refine their investment strategies. As a result, ideas are challenged and assessed from multiple perspectives before any money is invested. However, accountability is essential, so our portfolio managers are responsible for all final investment decisions.

ONGOING DIALOGUE WITH OUR CLIENTS

By working closely with our clients and participants in the defined contribution arena, we were able to develop and refine best practices for automatic participant enrollment and default investment options. As a result, a significant number of the plans we service rolled out automatic enrollment even before the Pension Protection Act of 2006 specified fiduciary protection for sponsors who adopt such services.

COLLABORATING ACROSS BUSINESS LINES

The development of our target-date fund family, the T. Rowe Price Retirement Funds, is a prime example of our collaborative approach. Our associates, including investment professionals, client relationship managers, and financial planners, worked together and sought input from behavioral finance specialists. And we drew on our experience with both individual investors and retirement plan participants.

APPLYING MULTIPLE PERSPECTIVES TO NEW CHALLENGES

Today a cross-enterprise team at T. Rowe Price is working on a challenge critical to the baby-boom generation—turning retirement savings into retirement income. With representatives from marketing, investments, and product development, the team conducts primary research, evaluates competitive products, develops new programs and products, and identifies infrastructure needs.

As we've expanded to serve clients globally, we've focused on finding experienced professionals who know local markets and value T. Rowe Price's collaborative culture and principled approach to serving clients.
— TODD RUPPERT, GLOBAL INVESTMENT SERVICES





MERGE PROVEN PROCESSES WITH INNOVATIVE IDEAS.

Our associates' efforts are supported by a cultural foundation that includes a time-tested approach to investment management excellence, a commitment to providing superior service globally, and a heritage of integrity.

With this base, our associates are free to innovate, adding value and creating new ways to help diverse clients succeed. It is not the kind of innovation that depends on lightening bolts of inspiration. It is simply the result of experienced, expert people collaborating diligently with common goals in mind.

Our Retirement Funds have a higher equity weighting at retirement than some traditionalists might like. But from our perspective, we're being more conservative because we're addressing the biggest risk—retirees outliving their assets.

— JEROME CLARK, EQUITY

INVESTMENT MANAGEMENT EXCELLENCE

Clients appreciate our consistent approach to managing their money. We have identified four key areas that we believe contribute to investment excellence.

PROPRIETARY RESEARCH We view the primary research done by our global network of analysts as the fundamental driver of value-added, active management.

CAREFUL ATTENTION TO RISK We seek above-average returns with below-average risk. This entails discipline, sound fundamentals, and careful attention to diversification.

STRICT ADHERENCE TO STYLE Adhering to stated investment objectives and style, regardless of fashion, helps ensure the long-term integrity of our clients' portfolios.

A SEASONED INVESTMENT TEAM Cultivating an experienced team of professionals builds organizational stability and promotes a long-term perspective.

INNOVATING WITH AN EMPHASIS ON DURABILITY

Our disciplined culture and emphasis on long-term value also guide our approach to innovation. We have three main filters to evaluate any new offering from T. Rowe Price:

1 DOES IT OFFER LONG-TERM VALUE FOR CLIENTS?

2 CAN WE ADD VALUE?

3 DOES IT MAKE SENSE FOR US TO OFFER IT IN THE CONTEXT OF ALL THAT WE DO?



MANAGING INCREASING COMPLEXITY WITH INNOVATIVE TECHNOLOGY

The increasing scope and complexity of our business demands innovative solutions. Our collaborative, knowledge-management platform, developed for our call center representatives, has its roots in social networking methods. It provides our associates with interactive tools to preserve and share our collective intelligence. Whether resolving client inquiries directly or answering harder research questions, information flows more easily and questions are answered quickly. This proprietary T. Rowe Price platform won first place in the innovation category of Money Management Executives 2007 Fund Operations Awards.





Innovation happens at intersections, the points where we collaborate with one another. So, we're using technology to connect our associates, share knowledge, and capture ideas throughout the company. I believe the more of these intersections we can create, the more innovative we can be.
— KIRK KNESS, INFORMATION TECHNOLOGIES

FOCUS ON CREATING LONG-TERM VALUE FOR CLIENTS.

Ultimately, what matters most to our clients is our ability to create value for them over the long term. This value may come in the form of investment strategies that outperform those of our peers. It may come from the superior service our associates provide. Or from intangible elements such as a disciplined culture that inspires investor confidence.

Our long-term focus stands in stark contrast to the short-lived fads and short-sighted strategies that periodically transfix our industry. Our clients expect us to avoid such pitfalls and pursue a more disciplined path.





We're investing heavily in our organization, domestically and internationally, to prepare for the future and to perform for our clients. That means adding new office space, investing in technology, and employing talented people across the globe.
— JAMES A.C. KENNEDY, CHIEF EXECUTIVE OFFICER AND PRESIDENT


T.Rowe Price



SUSTAINING A DISCIPLINED APPROACH FOR EXISTING CLIENTS

Our disciplined philosophy extends not only to managing existing client assets but also to managing growth of assets under management. If volume or velocity of inflows looks likely to compromise performance, we close strategies to new business. And we seek to grow our business at a rate that allows us to maintain our high service standards.

SERVING DIVERSE CLIENT SEGMENTS

Our balanced business model helps us and our clients in two important ways. First, we have found we are able to take best practices learned in one business channel and apply them for the benefit of clients in our other channels. Second, our diversified business model, like our diverse investment offerings, allows us to operate with a long-term perspective.

INVESTMENT MANAGEMENT EXCELLENCE

INDIVIDUAL DIRECT	DEFINED CONTRIBUTION	FINANCIAL INTERMEDIARIES	INSTITUTIONAL DIRECT
Individual Investor	Employer and Participant	Distributor and Salesperson	Institutional Investor

DOMESTIC GLOBAL

EARNING CONSISTENT RECOGNITION FOR OUR APPROACH

For the five-year period ended December 31, 2007, 75% of T. Rowe Price's funds beat their peer group average, according to data from Lipper Inc.[1] This kind of investment excellence often depends on quality research. And in 2007, four T. Rowe Price analysts, more than from any other firm, were selected for *Institutional Investor* magazine's "Best of the Buy Side" list.[2]

[1] *Based on cumulative total return, 91 out of 149, 98 of 136, 86 of 114, and 53 of 69 T. Rowe Price funds (including all share classes and excluding funds used for insurance products) outperformed their Lipper average for the 1-, 3-, 5-, and 10-year periods ended 12/31/07, respectively. Not all funds outperformed for all periods. (Source for data: Lipper Inc.)*

[2] Institutional Investor *selects its winning "Best of the Buy Side" analysts each year by asking the Wall Street sell-side analysts who receive All-America Research Team votes to designate outstanding buy-side analysts at money management firms. These data have been compiled based on the responses of approximately 570 sell-side analysts from 100 firms in 2007.*



TALENTED INDIVIDUALS PROVIDING LEADERSHIP

T. Rowe Price helps match associates with nonprofit organizations searching for board members. More than 180 associates currently serve in the community as board members or trustees for a wide variety of nonprofits.





APPLY THE SAME WORK PRINCIPLES IN OUR COMMUNITIES.

Putting others first is a simple but profound way of conducting business that has helped us create success for our clients while growing our firm. We take this same approach to our community involvement.

Through volunteer work, board service, and financial contributions, our associates have created tangible benefits for the citizens in the communities where we live and work. Each year, this commitment to service, to giving back, and to investing in our collective future continues to grow.

It's that old 'pay it forward' theme. Do something nice for others, and it will come back to you in the end. I truly believe this, and it has been the driving force for me, as well as many others at T. Rowe Price, to continue my community efforts.
— PIETRO MONFREDA, RETAIL SERVICES

TEAMS COLLABORATING TO HELP OTHERS

This past year, more than 2,100 associates contributed over 21,000 hours to firm-sponsored community causes.







INVESTING IN OUR COMMUNITIES FOR THE LONG TERM

Associates contributed generously to nonprofit organizations in 2007. More than $1.7 million in associate donations was matched by the T. Rowe Price Associates Foundation. In addition, the Foundation awarded direct grants exceeding $2.7 million to support programming at more than 200 non-profit organizations. Over the past 10 years, the Foundation has distributed nearly $35 million in grants and matching gifts.

AWARD-WINNING COMMUNITY SERVICE

T. Rowe Price received the Mutual Fund Education Alliance's Community Investment Award for 2007, in recognition of our extensive community involvement efforts through the T. Rowe Price in the Community program.[1]


Join the T. Rowe Price Team
- and
Race with Confidence

Serving our communities has become ingrained in our culture, just as serving our customers is ingrained in our business model.
— JACKIE HRABOWSKI, COMMUNITY INVOLVEMENT

[1] *The Community Investment Award recognizes the mutual fund firm that most effectively utilizes resources to support the community through special programs, partnerships, in-kind goods and services, and employee volunteerism in community programs and philanthropic efforts.*


T.Rowe Price

FINANCIAL HIGHLIGHTS

(IN MILLIONS)	2006	2007
Net Revenues	$ 1,815.0	$ 2,228.3
Net Income	$ 529.6	$ 670.6
Net Cash Flow from Operations	$ 593.2	$ 758.0
Stockholders' Equity	$ 2,426.9	$ 2,777.1

	2006	2007
Basic Earnings per Share	$ 2.01	$ 2.53
Diluted Earnings per Share	$ 1.90	$ 2.40
Dividends per Share	$ .59	$ .75

DEAR STOCKHOLDER:

We are pleased to report that 2007 was a successful year for T. Rowe Price Group. The firm's financial results were strong across the board. Our investment performance was generally good and in a number of areas extremely good. Asset growth across our investment specialties was strong. We continued to invest heavily in our organization to prepare for the future. Importantly, we fared relatively well in the treacherous credit market environment of 2007 when many financial institutions struggled with problems caused by investments in low-quality fixed-income instruments. In light of the company's strong performance and financial position, in December, the Board of Directors increased the quarterly common stock dividend by 41%. The Board has raised the dividend each year since we became a public company in 1986.

FINANCIAL HIGHLIGHTS

T. Rowe Price achieved record revenues, net income, and diluted earnings per share in 2007. Net income was up sharply from 2006 and diluted earnings per share was $2.40, up from $1.90 in 2006. Revenue growth was strong due to both the growth in our business and to the positive returns in most markets and asset classes around the world. Revenues increased to $2.2 billion in 2007, a healthy increase from 2006 revenue of $1.8 billion.

The firm ended the year with $400 billion in assets under management, up 19.5% from year-end 2006. Assets under management included $246 billion in the T. Rowe Price mutual funds distributed in the United

States and $154 billion in other managed investment portfolios consisting of institutional separate accounts, subadvised funds, sponsored mutual funds that are offered to non-U.S. investors, and variable annuity portfolios. Investors outside the United States now account for 9% of assets under management.

The firm's operating expenses rose $204 million, or 20%, from 2006 to $1.2 billion. Given our focus on hiring and retaining talented associates, compensation and related expenditures such as employee benefits remain the company's largest operating expense, and these costs increased $139 million or 21% from 2006. To broaden and deepen our capabilities for clients, we increased our staffing by 10.3% over the course of 2007. T. Rowe Price employed 5,081 associates at the end of the year.

Good financial results make everything easier, and we were able to maintain a strong financial position in 2007. On top of dividends paid to stockholders, we spent $146 million for capital expenditures to expand our business and $321 million to repurchase nearly 6.2 million shares of our common stock. With a debt-free balance sheet and substantial liquidity, we have the flexibility both to weather storms as they periodically arise and fund whatever growth and investment initiatives make sense for us to pursue.

For further financial details, please consult Management's Discussion and Analysis starting on page 18 of this report.

MARKET ENVIRONMENT AND ASSET GROWTH

The performance of financial markets has a significant impact on the performance of the company. While returns were generally positive across asset classes in 2007, there was a fair degree of turmoil affecting the global financial system, particularly over the last several months of the year.

Equity market returns in the U.S. were moderately positive, with the S&P 500 Index returning 5.5%. Growth stocks generally outperformed value stocks. Energy, materials, and technology stocks were notable standouts, while the financial sector struggled in light of the problems in the credit markets. Consumer discretionary stocks suffered as investors began to fear a fall-off in spending.

U.S. fixed-income returns were also positive as Treasury bills returned approximately 4.7% and the Lehman Brothers U.S. Aggregate Index returned just shy of 7%. Thanks to our analytical team, we managed to dodge many of the most troubled areas of the credit markets as investors fled low-quality instruments in a flight to quality.

International equity markets fared better than U.S. markets. The MSCI EAFE Index of developed market international stocks returned nearly 12%. Developed market bonds outside the U.S., as represented by the J.P Morgan Non-U.S. Dollar Government Bond Index, gained about 11%. Equity returns in developing markets were very strong, and emerging markets bonds also did well. We're fortunate to have outstanding emerging market professionals who have done an exceptional job adding value for our clients.

Of course, growth in our business comes not only from market appreciation but also from additional investments by new and existing clients. Here the news was positive as well, as cash flows into our institutional and retail investment areas exceeded our expectations at the beginning of the year. Net cash inflows for the year totaled $33.8 billion, with $20.2 billion invested in our mutual funds and $13.6 billion invested across a range of our institutional investment products. Our clients have access to our investment strategies through several distribution channels, and these inflows reflect strong results from each of them. Our individual direct and defined contribution services channels continued their longstanding success, while even more significant contributions to asset flows came from financial intermediary and global institutional channels. Highlights of the year included the significant growth in our global equity and large-cap growth stock franchises as well as the growing acceptance of our target-date Retirement Funds, broadly diversified "fund of fund" portfolios that offer shareholders and clients a simpler retirement-funding solution.

STRENGTHENING OUR GLOBAL ORGANIZATION

The firm continues to hire the best investment, client service, and operating talent to serve our clients globally. We significantly grew our global investment staff last year and rejuvenated several of our key operating committees to bring in fresh perspectives. Several key openings were filled with highly accomplished people from outside the organization to help us improve our capabilities. In regards to staffing, we place great emphasis on having a globally diverse group of employees actively debating ideas. We believe that such a collaborative environment will best serve our clients over time.

On the investment side, we introduced several new offerings designed to meet specific client objectives. In terms of global expansion, we launched new initiatives to manage assets for investors in China and India. These markets should represent good growth opportunities over the long term.

In order to better serve our clients, we recently completed a new building in Colorado Springs and upgraded our Baltimore and London offices. We also recently announced expansion plans for our Owings Mills, Maryland, campus to build two new environmentally friendly buildings over the next two years. In addition, we invested heavily in technology to meet the needs of both our clients and our investment staff.

SUMMARY AND OUTLOOK

While 2007 was a reasonable year for the global financial markets, the start to 2008 has been anything but encouraging. After five years of strong global growth, it appears that global economies will grow more moderately in 2008. Monetary authorities have acted to calm the credit markets and should continue to be accommodative in the event economic growth decelerates too dramatically. We expect that much of the negative front page news bombarding us every day will slowly subside as we move through 2008. Investor sentiment should consequently improve as the year progresses. While the first several weeks of 2008 have been challenging, we know how difficult it is to forecast short-term market returns with any precision. We always advise that it makes sense to have modest market return expectations and an awareness of risk and uncertainty. That advice certainly holds for 2008, for both our clients and T. Rowe Price Group.

As we begin another year, we will be saying good-bye to several key individuals who have made many significant contributions over the years. Henry Hopkins, our chief legal counsel, will be retiring in the spring after 36 years of thoughtful, knowledgeable advice given with integrity. Steve Boesel, one of our longest-tenured equity portfolio managers, retired at year-end. Steve, our clients will miss you. The same can be said for Connie Bavely, who has been an integral part of our fixed-income team for many years. We will miss each of them.

To our associates, we say thank you. You've done an outstanding job for our clients and fund shareholders. To our stockholders, we thank you for your confidence in T. Rowe Price. We intend to build the value of your investment over time by executing our business strategy to create durable value for our clients and take advantage of attractive growth opportunities. As we saw in 2007, there are always bumps in the road. Our strategy is to steer clear of as many potholes as possible while driving our company forward. Bumps and potholes aside, the road ahead for T. Rowe Price has never looked more promising.

Sincerely,

Brian C. Rogers *Chairman of the Board*	James A. C. Kennedy *Chief Executive Officer and President*

February 6, 2008

















FINANCIAL INFORMATION

Selected Consolidated Financial Data

(in millions, except per-share data)

	2003	2004	2005	2006	2007
Net revenues	$ 996	$ 1,277	$ 1,512	$ 1,815	$ 2,228
Net operating income	$ 365	$ 525	$ 655	$ 787	$ 996
Net income	$ 227	$ 337	$ 431	$ 530	$ 671
Net cash provided by operating activities	$ 297	$ 374	$ 540	$ 593	$ 758
Per-Share information					
Basic earnings	$ .92	$ 1.32	$ 1.65	$ 2.01	$ 2.53
Diluted earnings	$ .88	$ 1.26	$ 1.58	$ 1.90	$ 2.40
Cash dividends declared	$ .35	$ .40	$ .485	$ .59	$ .75
Weighted average shares outstanding	246.8	254.8	260.5	263.8	264.8
Weighted average shares outstanding assuming dilution	256.6	268.2	273.2	278.7	279.2
Balance sheet data at December 31					
Total assets	$ 1,547	$ 1,929	$ 2,311	$ 2,765	$ 3,177
Stockholders' equity	$ 1,329	$ 1,697	$ 2,036	$ 2,427	$ 2,777
Assets under management at December 31 (in billions)	$ 190.0	$ 235.2	$ 269.5	$ 334.7	$ 400.0

Amounts for the years 2003-2005 have been adjusted to reflect the two-for-one split of our common stock in June 2006.

Common Stock Performance

Our common stock trades on The NASDAQ Stock Market LLC under the symbol TROW. This chart compares the total cumulative return on our common stock to that of the indexes for the NASDAQ Financial Stocks and the S&P 500. For purposes of this presentation, we assume that $100 was invested in our common stock and each of the indexes on December 31, 2002, and that all subsequent dividends have been reinvested. We have calculated this information based on data provided by The NASDAQ Stock Market to its listed companies and data obtained from Standard & Poor's Web site (standardandpoors.com).


$600
$500
$400
$300
$200
$100
$0
TROW
$482
S&P 500
$183
NASDAQ Financials
$167
2002
2003
2004
2005
2006
2007

The following chart presents our common stock prices as ranges for each quarter over the past two years. Closing prices are indicated. All amounts have been adjusted to reflect our two-for-one stock split in June 2006.


$70
$60
$50
$40
$30
$39.11
$37.81
$47.85
$43.77
$47.19
$51.89
$55.69
$60.88
2006
2007
Dividends declared per share
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
$ .14
$ .14
$ .14
$ .17
$ .17
$ .17
$ .17
$ .24

Management's Discussion and Analysis of Financial Condition and Results of Operations.

GENERAL.

Our revenues and net income are derived primarily from investment advisory services provided to individual and institutional investors in our sponsored mutual funds and other managed investment portfolios. Investment advisory clients outside the United States account for 9% of our assets under management at December 31, 2007.

We manage a broad range of U.S. and international stock, bond, and money market mutual funds and other investment portfolios which meet the varied needs and objectives of individual and institutional investors. Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

The implosion of the subprime mortgage market in 2007 had a major impact on the financial markets. Defaults and delinquencies rose in the early part of the year and, by the summer, major Wall Street firms and commercial banks with exposure to subprime mortgages were reporting substantial losses. Liquidity in the asset-backed commercial paper market evaporated in August because fears of additional losses discouraged banks from lending to each other. In response, the Federal Reserve reduced short-term interest rates by 50 basis points in September, the first reduction since June 2003, and signaled its continuing readiness to inject additional reserves into the U.S. banking system to boost liquidity and dampen the impact of market disruptions on the economy. Two more 25 basis point reductions in the fourth quarter reduced the target rate to 4.25% at year-end 2007.

Concerns about generally slower corporate profit growth and rising energy and materials prices also weighed on the stock markets in 2007, and the leveraged buyout market slowed significantly in the second half of the year with several announced deals not closing due to tighter lending conditions.

In this environment, U.S. equities produced mixed returns for 2007, with the broad S&P 500 Index of large-cap companies in leading industries of the U.S. economy reaching a new high as late as mid-July. Market volatility, however, was extremely high in the last six months of the year and, in the fourth quarter, the S&P 500 Index suffered its first correction—a drop of 10% or more—in about five years. For the year, the S&P 500 Index returned 5.5%. The NASDAQ Composite Index, which is heavily weighted with technology companies that fared better than many other sectors in 2007, rose 9.8% (excluding dividends).

Stocks outside the United States fared better than their U.S. counterparts in 2007. Emerging markets, led by equities in Latin America, substantially outperformed other foreign stocks. Developed European markets produced solid gains, but Japanese shares declined. The MSCI Emerging Markets Index returned 39.8% during 2007 while the MSCI EAFE Index, which measures the performance of mostly large-cap stocks in Europe, Australasia, and the Far East, returned 11.6% during the year.

The yield on 10-year U.S. Treasuries was 4.04% at the end of 2007, down 67 basis points from 4.71% at the end of 2006. With the Federal Reserve rate reductions, U.S. Treasury bonds produced strong returns in 2007, as investors sought a safer haven away from the volatility of the equity and corporate debt markets in these highest quality fixed-income securities. Investment-grade corporate bonds also performed well as prices rose and yields declined.

While 2007 was a reasonable year overall for the global financial markets, equities around the world declined dramatically in the early weeks of January 2008. Weaker-than-expected economic data, particularly on U.S. employment and retail spending, and the restraining effect of bank capital write-downs on credit availability combined to raise the downside risk in the near-term economic outlook. This risk may be mitigated to some extent by a forceful further easing of U.S. monetary policy that, over nine days, reduced the federal funds rate by 125 basis points to 3.0% as of January 30, and an expected fiscal stimulus package from the U.S. Congress and President. As always, we caution investors to be patient as the market goes through a period of transition and adjustment, and to have modest market return expectations and an awareness of risk and uncertainty.

In the unsettled financial environment of 2007, total assets under our management ended the year at a record $400.0 billion, up $65.3 billion or 19.5% during 2007. Over the last three years, our assets under management (in billions) have increased as follows:

	2005	2006	2007
Assets under management at beginning of year	$ 235.2	$ 269.5	$ 334.7
Net cash inflows			
Sponsored mutual funds in the U.S., including $.4 billion in 2005 and $.8 billion in 2006 from mutual fund mergers	12.5	12.9	20.2
Other portfolios, including $.1 billion in separate accounts acquired in 2006	3.6	14.9	13.6
	16.1	27.8	33.8
Net market appreciation and income	18.7	37.9	32.4
Net distributions from, but not reinvested in, sponsored mutual funds in the U.S.	(.5)	(.5)	(.9)
Increase during year	34.3	65.2	65.3
Assets under management at end of year	$ 269.5	$ 334.7	$ 400.0

During the last three years, our assets under management have increased across each of our four distribution channels. The largest increases were sourced from third-party financial intermediaries and from institutional investors around the world. Our strong relative investment performance and brand awareness have contributed significantly to attracting investor net inflows.

Assets under management at December 31, 2007, include $321.6 billion in equity and blended asset investment portfolios and $78.4 billion in fixed income investment portfolios. The investment portfolios that we manage consist of $246.0 billion in the T. Rowe Price mutual funds distributed in the United States and $154.0 billion in other investment portfolios, including separately managed accounts, sub-advised funds, and other sponsored investment funds offered to investors outside the U.S. and through variable annuity life insurance plans.

We incur significant expenditures to attract new investment advisory clients and additional investments from our existing clients. These efforts involve costs that generally precede any future revenues that we may recognize from increases to our assets under management.

RESULTS OF OPERATIONS.

2007 versus 2006. Investment advisory revenues were up 25%, or $370.6 million, to nearly $1.9 billion as average assets under our management increased $74.5 billion to $374.2 billion. The average annualized fee rate earned on our assets under management was 50.2 basis points during 2007, virtually unchanged from the 50.3 basis points earned during 2006.

Net revenues increased 23%, or $413.3 million, to $2.2 billion. Operating expenses were $1.2 billion in 2007, up 20% or $203.8 million from 2006. Overall, net operating income for 2007 increased $209.5 million, or almost 27%, to $996.4 million. Our operating margin was 44.7% in 2007, up from 43.4% in 2006. Net income increased $141.0 million, or almost 27%, to $670.6 million for 2007, boosting diluted earnings per share more than 26% from $1.90 to $2.40.

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased 24%, or $260.2 million, to more than $1.3 billion. Average mutual fund assets were $232.8 billion in 2007, an increase of 24% over the average for 2006. Mutual fund assets increased $39.5 billion during 2007.

Net inflows to the mutual funds were $20.2 billion during 2007. Our U.S. stock and blended asset funds had net inflows of $9.9 billion, our bond funds added $4.2 billion, our international and global stock funds added $4.7 billion, and our money market funds added $1.4 billion. Seven funds each added more than $1.4 billion and, in total, account for $15.6 billion of the net inflows. The Growth Stock Fund added more than $4.8 billion, the New Income and Equity Index 500 funds together added $4.6 billion, and the Blue Chip Growth, Value, Overseas Stock, and New Asia funds together attracted net inflows of $6.2 billion. Higher market valuations and income, net of dividends not reinvested, increased fund assets by $19.3 billion. Net fund inflows of $10.7 billion originated in our target-date Retirement Funds, which in turn invest in other T. Rowe Price funds.

Investment advisory revenues earned on the other investment portfolios that we manage increased $110.4 million, or almost 27%, to $525.8 million. Average assets in these portfolios were $141.4 billion in 2007, up 26% from the 2006 average. Other investment portfolio assets increased $25.8 billion during 2007, including more than $13.6 billion of net inflows from U.S. and international institutional investors and third-party financial intermediaries, and $12.2 billion from market gains and income.

Administrative fees increased $42.7 million to $348.1 million. The change in these revenues includes $10.4 million from 12b-1 distribution fees recognized on greater assets under management in the Advisor and R classes of our sponsored mutual fund shares. The balance of the increase is primarily attributable to our mutual fund servicing activities and defined contribution plan recordkeeping services for the mutual funds and their investors. Changes in administrative fees are generally offset by similar changes in related operating expenses that are incurred to distribute the Advisor and R class fund shares through third party financial intermediaries and to provide services to the funds and their investors.

Our largest expense, compensation and related costs, increased $138.8 million, or 21%, over 2006. The largest part of the increase is attributable to a $55.3 million increase in our annual bonus compensation, which is based on our operating results and considers our relative and risk-adjusted investment performance, our growth in assets under management and net investor inflows, and the high quality of our investor services. The 2007 costs also include an increase of $37.5 million in salaries, which results from a 9% increase in our average staff size coupled with an increase of our associates' base salaries at the beginning of the year. At December 31, 2007, we employed 5,081 associates, up 10.3% from the beginning of 2007 and 4.3% from the 2007 average, primarily to handle increased volume-related activities and other growth. Other employee benefits and employment expenses, including an increase of $18.8 million in non-cash stock-based compensation, account for the remainder of the change in our compensation and related costs.

Advertising and promotion expenditures increased $10.6 million from 2006 in response to greater investor interest. We expect our advertising and promotion expenditures in 2008 will be up about 15% versus 2007 and spending in the first quarter of 2008 to increase about $2 million from the fourth quarter of 2007. We vary our level of spending based on market conditions and investor demand as well as our efforts to expand our investor base in the United States and abroad.

Occupancy and facility costs together with depreciation expense increased $16.5 million. We are expanding and renovating our facilities to accommodate additional associates to meet greater business demands.

Other operating expenses were up $37.9 million, or 26%, including $10.4 million of higher distribution expenses recognized on greater assets under management sourced from financial intermediaries that distribute our Advisor and R classes of mutual fund shares. These distribution costs are offset by an equal increase in our administrative revenues recognized from the 12b-1 fees discussed above. Additionally, consulting and professional fees, travel, information services, and other costs have risen this year to meet increased business demands.

Our non-operating income, which includes interest income as well as the recognition of investment gains and losses, increased $9.0 million. Our larger mutual fund investments added $20.4 million in 2007, including $13.4 million of increased capital gain distributions from the funds. Additionally, 2006 included a gain of $12.2 million upon the liquidation of a sponsored collateralized bond obligation that did not recur.

The 2007 provision for income taxes as a percentage of pretax income has been recognized using a rate of 37.7%, down slightly from the 38.3% rate for the year 2006, but in line with the estimate made at the beginning of the year. We currently estimate that our 2008 effective tax rate will increase by up to .5% due primarily to changes in state income tax rates and regulations.

2006 versus 2005. Investment advisory revenues were up 22% to $1.5 billion as a result of a $52.6 billion increase in average assets under our management to $299.7 billion. Net revenues increased 20% or $.3 billion to $1.8 billion. Net operating income increased 20% to $787 million from $655 million. Net income increased 23% to nearly $530 million from $431 million in 2005. Diluted earnings per share increased 20% from $1.58 to $1.90. (All 2005 per-share information has been adjusted to retroactively reflect the two-for-one split of our common stock in June 2006.)

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*, and recognized $59.2 million of non-cash stock option-based compensation expense in 2006 using the fair value based method. Had we applied the fair value method in 2005, we would have recognized $59.8 million of additional stock option-based compensation expense. Our comparable pro forma diluted earnings for 2005 would then have been $1.43 per share and our 2006 diluted earnings per share of $1.90 would be 33% higher than 2005. See our Summary of Significant Accounting Policies on page 32 of this report for more information.

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased 21%, or $.2 billion, to nearly $1.1 billion. Average mutual fund assets were $187.6 billion in 2006, 20% higher than the 2005 average of $156.2 billion. Mutual fund assets ended 2006 at $206.5 billion, 10% above the 2006 average. Net inflows to the mutual funds were $12.9 billion during 2006, including $6.6 billion that originated in our target-date Retirement Funds and $.8 billion from the merger of two fund groups into the Price funds. Our U.S. stock and blended asset funds had net inflows of $6.3 billion, while our international stock funds added $2.8 billion, and our bond and money market funds added $3.8 billion. The Growth Stock Fund added $4.2 billion of net investments this year while the Value Fund added more than $1.9 billion. Higher market valuations and income increased fund assets by $23.4 billion in 2006.

Investment advisory revenues earned on the other investment portfolios that we manage increased $80 million to $415 million. Average assets in these portfolios were $112.1 billion in 2006, up 23% or $21.2 billion from the 2005 average. Year-end assets totaled $128.2 billion, an increase of 14% from the 2006 average and up $28.9 billion from the start of the year. Net inflows from U.S. and international investors were $14.9 billion and market gains and income added $14.0 billion. In 2005, net inflows from sub-advised and separate account clients investing in U.S. securities were partially offset by significant net outflows from investors in some of our international investment portfolios.

Administrative fees and other income increased $29 million to $305 million. The change in these revenues includes $5.2 million from 12b-1 distribution fees received on greater assets under management in the Advisor and R classes of our sponsored mutual fund shares. The balance of the increase is primarily attributable to our servicing activities, including shareholder accounts and transaction volume in our transfer agent and defined contribution plan recordkeeping services for the mutual funds and their investors.

Operating expenses were $1.0 billion in 2006, up $171 million from 2005. Our largest expense, compensation and related costs, increased $136 million or 26%. The number of our associates, their total compensation, and the costs of their employee benefits have all increased. The most significant portion of the increase is attributable to the $59.2 million non-cash expense recognized for 2006 stock option-based compensation. The 2006 increase also reflects greater bonus compensation based on our strong operating results for 2006 as well as our strong relative and risk-adjusted investment performance, our growth in assets under management including new investor inflows, and the high quality of our investor services. Finally, we modestly increase our associates' base salaries at the beginning of each year, and increased our average staff size by 5.4% versus 2005, primarily to handle increased volume-related activities and other growth. At December 31, 2006, we employed 4,605 associates.

Advertising and promotion expenditures increased 13%, or $11.2 million, due to more favorable market conditions and investor interest in 2006.

Occupancy and facility costs together with depreciation expense increased $12.3 million. Our costs for rented office facilities, including increased space, and related equipment, maintenance and other costs increased along with our staff size and business needs.

Other operating expenses were up $11.4 million versus 2005, including $5.2 million of higher distribution expenses recognized on greater assets under management sourced from financial intermediaries that distribute our Advisor and R classes of mutual fund shares. These distribution costs are offset by an equal increase in our administrative revenues recognized from the 12b-1 fees discussed above. Other operating expenses, including travel costs and consulting and information services, rose to meet increased business demands.

Overall, net operating income for 2006 increased 20% to $787 million and the operating margin was 43.4%, up .1% from 2005.

Our net non-operating income, which includes interest income as well as the recognition of investment gains and losses and credit facility expenses, increased $47 million to $71 million. Larger money market mutual fund balances at higher interest rates added $20.5 million of the increase, the liquidation of a sponsored collateralized bond obligation in 2006 added $11.0 million, and gains on dispositions of mutual fund investments added $6.2 million.

The 2006 provision for income taxes as a percentage of pretax income is 38.3%, up from 36.6% in 2005. Our 2006 income tax provision includes provisions of .6%, or $4.8 million, for the anticipated settlement of prior years' taxes, .3% for increased state taxes, and .3% for the effect of non-deductible incentive stock option-based compensation expense that we began recognizing in our 2006 operating results. The 2006 provision also does not include the .2% benefit that we recognized in 2005 for the reversal of a valuation allowance for foreign net operating loss carryforwards.

CAPITAL RESOURCES AND LIQUIDITY.

During 2007, stockholders' equity increased from $2.4 billion to nearly $2.8 billion. Cash and investment holdings exceed $1.6 billion at December 31, 2007.

Operating activities during 2007 provided cash flows of $758 million, up $165 million from 2006, including increased net income of $141 million and non-cash stock-based compensation expense of $19 million. Net cash used in investing activities totaled $345 million, down nearly $77 million from 2006. Our investments in mutual funds and other securities made from our larger available cash balances was $214 million in 2007, down $112 million from 2006. Increased capital spending for property and equipment was $146 million in 2007, up $51 million versus 2006. Net cash used in financing activities was $401 million in 2007, up $199 million from 2006. We increased our expenditures for common stock repurchases by $141 million and our dividends paid to stockholders by $33 million.

Operating activities during 2006 provided cash flows of $593 million, up $54 million from 2005, including increased net income of $99 million and non-cash stock-based compensation expense of $58 million. Timing differences in the cash settlements of our assets and liabilities reduced comparative cash flows by $107 million. Net cash used in investing activities totaled $421 million, up $330 million from 2005. Our investments in mutual funds and other securities made from our larger available cash balances were $272 million more in 2006 than in 2005. Capital spending for property and equipment was $94 million in 2006, up $42 million versus 2005. Net cash used in financing activities was $203 million in 2006, up $59 million from 2005. We increased our expenditures for common stock repurchases by $95 million and our dividends paid to stockholders by $28 million. Offsetting these outflows were nearly $66 million of tax benefits realized from option exercises and restricted stock vesting in 2006.

Property and equipment expenditures in 2008, including those for the build-out of our expanded operating facilities, are anticipated to be nearly $200 million and are expected to be funded from cash balances.

CONTRACTUAL OBLIGATIONS.

The following table presents a summary of our future obligations (in millions) under the terms of existing operating leases and other contractual cash purchase commitments at December 31, 2007. Other purchase commitments include contractual amounts that will be due for the purchase of goods or services to be used in our operations and may be cancelable at earlier times than those indicated, under certain conditions that may involve termination fees. Because these obligations are of a normal recurring nature, we expect that we will fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2008 and future years. The information also excludes the $4.8 million of unrecognized tax benefits discussed in Note 8 to our consolidated financial statements because it is not possible to estimate the time period that it might be paid to tax authorities.

	Total	2008	2009-10	2011-12	Later
Noncancelable operating leases	$ 224	$ 27	$ 47	$ 45	$ 105
Other purchase commitments	205	125	60	15	5
	$ 429	$ 152	$ 107	$ 60	$ 110

We also have outstanding commitments to fund additional investments totaling $29.1 million at December 31, 2007.

CRITICAL ACCOUNTING POLICIES.

The preparation of financial statements often requires the selection of specific accounting methods and policies from among several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our balance sheet, the revenues and expenses in our statement of income, and the information that is contained in our significant accounting policies and notes to consolidated financial statements. Making these estimates and judgments requires the analysis of information concerning events that may not yet be complete and of facts and circumstances that may change over time. Accordingly, actual amounts or future results can differ materially from those estimates that we include currently in our consolidated financial statements, significant accounting policies, and notes.

We present those significant accounting policies used in the preparation of our consolidated financial statements as an integral part of those statements within this 2007 Annual Report. In the following discussion, we highlight and explain further certain of those policies that are most critical to the preparation and understanding of our financial statements.

Other than temporary impairments of available-for-sale securities. We generally classify our investment holdings in sponsored mutual funds and the debt securities held for investment by our savings bank subsidiary as available-for-sale. At the end of each quarter, we mark the carrying amount of each investment holding to fair value and recognize an unrealized gain or loss in other comprehensive income within stockholders' equity. We next review each individual security position that has an unrealized loss or impairment to determine if that impairment is other than temporary.

A mutual fund holding that has had an unrealized loss for more than six months is presumed to have an other than temporary impairment and a loss is recognized in our statement of income unless there is persuasive evidence, such as an increase in value subsequent to quarter end, to overcome that presumption. We may also recognize an other than temporary loss of less than six months in our statement of income if the particular circumstances of the underlying investment do not warrant our belief that a near-term recovery is possible.

An impaired debt security held by our savings bank subsidiary is considered to have an other than temporary loss that we recognize in our statement of income if we determine that we will probably not collect all contractual amounts due under the terms of the security. Any determination of this type would consider the issuer's financial condition and our ability and intent to hold the investment until its fair value recovers, which may mean until maturity, and to collect all contractual cash flows. Minor impairments of 5% or less that arise from changes in interest rates and not credit quality are generally considered temporary.

Goodwill. We internally conduct, manage and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit – our investment advisory business.

We evaluate the carrying amount of goodwill in our balance sheet for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Goodwill would be considered impaired whenever our historical carrying amount exceeds the fair value of our investment advisory business. Our annual testing has demonstrated that the fair value of our investment advisory business exceeds our carrying amount (basically, our stockholders' equity) and, therefore, that no impairment exists. Should we reach a different conclusion in the future, additional work would be performed to ascertain the amount of the non-cash impairment charge to be recognized. We must also perform impairment testing at other times if an event or circumstance occurs indicating that it is more likely than not that an impairment has been incurred. The maximum future impairment of goodwill that we could incur is the amount recognized in our balance sheet, $665.7 million.

Stock options. On January 1, 2006, we adopted the provisions of SFAS 123R and began recognizing stock option-based compensation expense in our consolidated statement of income using the fair value based method. Prior to 2006, our stock option grants were accounted for using the intrinsic value based method and no compensation expense related to our option grants was recognized in our consolidated statements of income. The recognition of stock option-based compensation expense had a material impact on our operating results in 2007 and 2006, and on comparability to our operating results in 2005 because we elected the modified prospective application of adopting SFAS 123R. The summary of significant accounting policies accompanying our consolidated financial statements includes comparable pro forma disclosures for 2005 as if a fair value based method had been used to recognize stock option-based compensation expense.

Fair value methods use a valuation model for shorter-term, market-traded financial instruments to theoretically value stock option grants even though they are not available for trading purposes and are of longer duration. The Black-Scholes option pricing model that we use includes the input of certain variables that are dependent on future expectations, including the expected lives of our options from grant date to exercise date, the volatility of our underlying common shares in the market over that time period, and the rate of dividends that we will pay during that time. Our estimates of these variables are made for the purpose of using the valuation model to determine an expense for each reporting period and are not subsequently adjusted. Unlike most of our expenses, the resulting charge to earnings using a fair value based method is a non-cash charge that is never measured by, or adjusted based on, a cash outflow.

Provision for income taxes. After compensation and related costs, our provision for income taxes on our earnings is our largest annual expense. We operate in numerous states and countries through our various subsidiaries, and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability that we have incurred in doing business each year in all of our locations. Annually, we file tax returns that represent our filing positions with each jurisdiction and settle our return liabilities. Each jurisdiction has the right to audit those returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. From time to time, we may also provide for estimated liabilities associated with uncertain tax return filing positions that are subject to, or in the process of, being audited by various tax authorities. Because the determinations of our annual provisions are subject to judgments and estimates, it is likely that actual results will vary from those recognized in our financial statements. As a result, additions to, or reductions of, income tax expense will occur each year for prior reporting periods as our estimates change and actual tax returns and tax audits are settled. We recognize any such prior year adjustment in the discrete quarterly period in which it is determined.

NEWLY ISSUED BUT NOT YET ADOPTED ACCOUNTING STANDARDS.

Each reporting period we consider all newly issued but not yet adopted standards applicable to our operations and the preparation of our consolidated statements. One such standard, SFAS No. 157, *Fair Value Measurements*, will add additional note disclosures to our 2008 financial statements about the valuation of our investments in sponsored mutual funds and debt securities held by our savings bank subsidiary. Adoption of SFAS No. 157 will not have a material effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our revenues and net income are based primarily on the value of assets under our management. Accordingly, declines in financial market values directly and negatively impact our investment advisory revenues and net income.

We invest in our sponsored mutual funds, which are market risk sensitive financial instruments, primarily for purposes other than trading; we do not invest in derivative financial or commodity instruments. Mutual fund investments have inherent market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of mutual fund shares. Each fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

The following table (in millions) presents the equity price risk from investments in sponsored mutual funds that are accounted for as available-for-sale securities by assuming a hypothetical decline in the fair values of mutual fund shares. This potential future loss of value, before any income tax benefits, reflects the valuation of mutual fund investments at year end using each fund's lowest fair value per share during 2007. In considering this presentation, it is important to note that: all funds did not experience their lowest fair value per share on the same day; it is likely that the composition of the mutual fund investment portfolio would be changed if adverse market conditions persisted; and we could experience future losses in excess of those presented below.

	Fair value at December 31, 2007	% of portfolio	Potential lower value	% of portfolio	Potential loss	
Stock and blended asset funds	$ 541.3	70	$ 484.6	69	$ 56.7	10.5%
Bond funds	229.9	30	218.8	31	11.1	4.8%
	$ 771.2	100	$ 703.4	100	$ 67.8	8.8%

The comparable potential loss of value presented in our 2006 annual report was $64.3 million on sponsored mutual fund investments of $554.4 million at December 31, 2006. During 2007, we actually experienced net unrealized gains of $43.9 million.

Investments in mutual funds generally moderate market risk because funds, by their nature, are diversified investment portfolios that invest in a number of different financial instruments. T. Rowe Price further manages its exposure to market risk by diversifying its investments among many domestic and international funds. In addition, investment holdings may be altered from time to time in response to changes in market risks and other factors, as management deems appropriate.

The investment portfolio and customer deposit liabilities of our savings bank subsidiary are subject to interest rate risk. If interest rates change 1%, the change in the net value of these assets and liabilities would not be material.

We also hold other investments of $102.3 million at December 31, 2007, that we are at risk for loss up to our carrying amount should market conditions deteriorate. U.S. Treasury holdings, generally considered to be of the lowest risk profile, account for $70.6 million of these investments.

We operate in several foreign countries, most prominent among which is Great Britain. We incur operating expenses and have foreign currency-denominated assets and liabilities associated with these operations, though our revenues are predominately realized in U.S. dollars. We do not believe that foreign currency fluctuations materially affect our results of operations.

FORWARD-LOOKING INFORMATION.

From time to time, information or statements provided by or on behalf of T. Rowe Price, including those within this report, may contain certain forward-looking information, including information or anticipated information relating to changes in our revenues and net income, changes in the amount and composition of our assets under management, our expense levels, our estimated effective income tax rate, and our expectations regarding financial markets and other conditions. Readers are cautioned that any forward-looking information provided by or on behalf of T. Rowe Price is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information because of various factors including, but not limited to, those discussed below and in Item 1A, Risk Factors, of our Form 10-K Annual Report. Further, forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events.

Our future revenues and results of operations will fluctuate primarily due to changes in the total value and composition of assets under our management. Such changes result from many factors including, among other things: cash inflows and outflows in the T. Rowe Price mutual funds and other managed investment portfolios; fluctuations in the financial markets around the world that result in appreciation or depreciation of the assets under our management; our introduction of new mutual funds and investment portfolios; and changes in retirement savings trends relative to participant-directed investments and defined contribution plans. The ability to attract and retain investors' assets under our management is dependent on investor sentiment and confidence; the relative investment performance of the Price mutual funds and other managed investment portfolios as compared to competing offerings and market indexes; the ability to maintain our investment management and administrative fees at appropriate levels; competitive conditions in the mutual fund, asset management, and broader financial services sectors; and our level of success in implementing our strategy to expand our business. Our revenues are substantially dependent on fees earned under contracts with the Price funds and could be adversely affected if the independent directors of one or more of the Price funds terminated or significantly altered the terms of the investment management or related administrative services agreements.

Our future results are also dependent upon the level of our expenses, which are subject to fluctuation for the following or other reasons: changes in the level of our advertising expenses in response to market conditions, including our efforts to expand our investment advisory business to investors outside the United States and to further penetrate our distribution channels within the United States; variations in the level of total compensation expense due to, among other things, bonuses, stock option grants, stock awards, changes in our employee count and mix, and competitive factors; any goodwill impairment that may arise; fluctuation in foreign currency exchange rates applicable to the costs of our international operations; expenses and capital costs, such as technology assets, depreciation, amortization, and research and development, incurred to maintain and enhance our administrative and operating services infrastructure; unanticipated costs that may be incurred to protect investor accounts and the goodwill of our clients; and disruptions of services, including those provided by third parties, such as facilities, communications, power, and the mutual fund transfer agent and accounting systems.

Our business is also subject to substantial governmental regulation, and changes in legal, regulatory, accounting, tax, and compliance requirements may have a substantial effect on our operations and results, including but not limited to effects on costs that we incur and effects on investor interest in mutual funds and investing in general, or in particular classes of mutual funds or other investments.

Consolidated Balance Sheets

(in millions, except share data)

December 31,	2006	2007
ASSETS		
Cash and cash equivalents (Note 1)	$ 773.0	**$ 785.1**
Accounts receivable and accrued revenue (Note 2)	223.5	**265.3**
Investments in sponsored mutual funds (Note 3)	554.4	**773.0**
Debt securities held by savings bank subsidiary (Note 4)	126.2	**126.9**
Other investments (Note 5)	81.8	**102.3**
Property and equipment (Note 6)	264.9	**358.3**
Goodwill and other intangible assets (Note 7)	669.4	**668.8**
Other assets	72.1	**97.6**
Total assets	$ 2,765.3	**$ 3,177.3**

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses (Note 9)	$ 77.2	**$ 99.5**
Accrued compensation and related costs	67.5	**81.1**
Income taxes payable (Note 8)	33.9	**41.7**
Dividends payable	45.1	**63.6**
Customer deposits at savings bank subsidiary (Note 4)	114.7	**114.3**
Total liabilities	338.4	**400.2**
Commitments and contingent liabilities (Notes 5 and 11)		
Stockholders' equity (Notes 9, 10 and 11)		
Preferred stock, undesignated, $.20 par value - authorized and unissued 20,000,000 shares	—	**—**
Common stock, $.20 par value - authorized 500,000,000 shares; issued 264,960,000 shares in 2006 and 264,605,000 shares in 2007	53.0	**52.9**
Additional capital in excess of par value	247.5	**295.8**
Retained earnings	2,057.1	**2,333.4**
Accumulated other comprehensive income	69.3	**95.0**
Total stockholders' equity	2,426.9	**2,777.1**
	$ 2,765.3	**$ 3,177.3**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

(in millions, except earnings per-share)

Year ended December 31,	2005	2006	2007
REVENUES			
Investment advisory fees (Note 2)	$ 1,235.5	$ 1,508.5	**$ 1,879.1**
Administrative fees (Note 2)	276.0	305.4	**348.1**
Investment income of savings bank subsidiary	4.3	5.4	**5.9**
Total revenues	1,515.8	1,819.3	**2,233.1**
Interest expense on savings bank deposits	3.6	4.3	**4.8**
Net revenues	1,512.2	1,815.0	**2,228.3**
OPERATING EXPENSES			
Compensation and related costs (Notes 6, 9 and 11)	522.4	658.4	**797.2**
Advertising and promotion	86.1	97.3	**107.9**
Depreciation and amortization of property and equipment	42.3	46.5	**53.4**
Occupancy and facility costs (Note 11)	74.4	82.5	**92.1**
Other operating expenses	132.0	143.4	**181.3**
	857.2	1,028.1	**1,231.9**
NET OPERATING INCOME	655.0	786.9	**996.4**
Other investment income (Notes 1 and 3)	24.8	71.7	**80.4**
Credit facility expenses (Note 11)	0.4	0.3	**—**
Net non-operating income	24.4	71.4	**80.4**
Income before income taxes	679.4	858.3	**1,076.8**
Provision for income taxes (Note 8)	248.4	328.7	**406.2**
NET INCOME	$ 431.0	$ 529.6	**$ 670.6**
EARNINGS PER SHARE			
Basic	$ 1.65	$ 2.01	**$ 2.53**
Diluted	$ 1.58	$ 1.90	**$ 2.40**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(in millions)

Year ended December 31,	2005	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 431.0	$ 529.6	**$ 670.6**
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization of property and equipment	42.3	46.5	**53.4**
Stock-based compensation expense	3.2	61.0	**79.8**
Intangible asset amortization	—	0.4	**0.6**
Changes in accounts receivable and accrued revenue	(16.5)	(48.2)	**(42.7)**
Changes in payables and accrued liabilities	78.7	31.1	**23.9**
Other changes in assets and liabilities	0.8	(27.2)	**(27.6)**
Net cash provided by operating activities	539.5	593.2	**758.0**
CASH FLOWS FROM INVESTING ACTIVITIES			
Investments in sponsored mutual funds	(39.6)	(266.6)	**(190.8)**
Dispositions of sponsored mutual funds	2.7	14.4	**15.3**
Investments in debt securities by savings bank subsidiary	(31.7)	(36.5)	**(27.3)**
Proceeds from debt securities held by savings bank subsidiary	29.1	25.4	**26.1**
Other investments made	(2.5)	(59.6)	**(23.1)**
Additions to property and equipment	(52.3)	(94.4)	**(145.6)**
Other investing activity	2.7	(3.9)	**0.7**
Net cash used in investing activities	(91.6)	(421.2)	**(344.7)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchases of common stock	(75.9)	(171.0)	**(312.1)**
Common share issuances under stock-based compensation plans	48.0	105.1	**91.6**
Dividends paid to stockholders	(119.5)	(147.6)	**(180.3)**
Change in savings bank subsidiary deposits	3.4	10.9	**(0.4)**
Net cash used in financing activities	(144.0)	(202.6)	**(401.2)**
CASH AND CASH EQUIVALENTS			
Net change during year	303.9	(30.6)	**12.1**
At beginning of year	499.7	803.6	**773.0**
At end of year	$ 803.6	$ 773.0	**$ 785.1**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

(shares in thousands; dollars in millions)

	Common shares outstanding	Common stock	Additional capital in excess of par value	Retained earnings	Accumulated other comprehensive income	Deferred stock-based compensation expense	Total stockholders' equity
Balances at December 31, 2004	129,608	$ 25.9	$ 250.8	$ 1,378.9	$ 41.7		$ 1,697.3
Common stock-based compensation plans activity							
Shares issued	38	.0	2.8				2.8
Shares issued upon option exercises	3,301	.7	99.6				100.3
Restricted shares issued	31	.0	2.0			$ (2.0)	—
Stock-based compensation expense						.3	.3
Common shares repurchased	(1,300)	(.3)	(75.5)				(75.8)
Comprehensive income							
Net income				431.0			
Change in unrealized security holding gains, net of taxes					6.8		
Total comprehensive income							437.8
Dividends declared				(126.6)			(126.6)
Balances at December 31, 2005	131,678	26.3	279.7	1,683.3	48.5	(1.7)	2,036.1
Reclassification at adoption of SFAS 123R			(1.7)			1.7	—
Common stock-based compensation plans activity							
Shares issued upon option exercises	1,403	.3	49.7				50.0
Restricted shares forfeited	(1)	.0	.0				.0
Common shares repurchased	(1,533)	(.3)	(117.4)				(117.7)
Common shares issued in 2-for-1 split	131,547	26.3	(26.3)				—
Balances after split on June 23, 2006	263,094	52.6					
Common stock-based compensation plans activity							
Shares issued upon option exercises	3,227	.7	55.4				56.1
Restricted shares issued	74	.0	.0				—
Income tax benefit at vesting of restricted shares			.1				.1
Stock-based compensation expense			61.0				61.0
Common shares repurchased	(1,435)	(.3)	(53.0)				(53.3)
Comprehensive income							
Net income				529.6			
Change in unrealized security holding gains, net of taxes					20.8		
Total comprehensive income							550.4
Dividends declared				(155.8)			(155.8)
Balances at December 31, 2006	264,960	53.0	247.5	2,057.1	69.3	—	2,426.9
Common stock-based compensation plans activity							
Shares issued upon option exercises	5,508	1.1	92.7				93.8
Shares issued upon vesting of restricted stock units	27	.0	(.4)				(.4)
Restricted shares issued	289	.0	.0				—
Shares withheld and tax effects at vesting of restricted shares	(8)	.0	.1				.1
Restricted shares forfeited	(8)	.0	(.1)	.0			(.1)
Stock-based compensation expense			79.9				79.9
Common shares repurchased	(6,163)	(1.2)	(124.0)	(195.5)			(320.7)
Comprehensive income							
Net income				670.6			
Change in unrealized security holding gains, net of taxes					25.7		
Total comprehensive income							696.3
Dividends declared and related tax benefits			.1	(198.8)			(198.7)
Balances at December 31, 2007	264,605	$ 52.9	$ 295.8	$ 2,333.4	$ 95.0	$ —	$ 2,777.1

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Summary of Significant Accounting Policies

T. Rowe Price Group derives its consolidated revenues and net income primarily from investment advisory services that its subsidiaries provide to individual and institutional investors in the sponsored T. Rowe Price mutual funds and other investment portfolios. We also provide our investment advisory clients with related administrative services, including mutual fund transfer agent, accounting and shareholder services; participant recordkeeping and transfer agent services for defined contribution retirement plans; discount brokerage; and trust services. While investors that we serve are primarily domiciled in the United States of America, investment advisory clients outside the United States account for 9% of our assets under management at December 31, 2007.

Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

BASIS OF PREPARATION.

These consolidated financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States, which require the use of estimates. Actual results may vary from our estimates. We have reclassified certain prior year amounts to be comparative with and conform to the presentation of our 2007 financial statements.

Our financial statements include the accounts of all subsidiaries in which we have a majority or controlling interest. All material intercompany accounts and transactions are eliminated in consolidation.

We are not the primary beneficiary, and do not consolidate the accounts, of a high-yield collateralized bond obligation (CBO) that held assets of less than $50 million at December 31, 2007. This variable interest entity is a non-recourse, limited liability company for which we are the collateral manager and receive related investment advisory fees. We recognized the full impairment of this CBO investment in our 2002 statement of income and do not expect to recognize any future gains or losses from this investment.

STOCK SPLIT.

At the close of business on June 23, 2006, we effected a two-for-one split of our common stock by issuing additional $.20 par value shares and reclassifying the par value of the additional shares issued among our paid-in stockholders' equity accounts. All per-share and share data in the accompanying consolidated statements of income, in these significant accounting policies, and in the accompanying notes have been adjusted to give retroactive effect to this stock split.

CASH EQUIVALENTS.

Cash equivalents consist primarily of short-term, highly liquid investments in our sponsored money market mutual funds. The cost of these funds is equivalent to fair value.

INVESTMENTS.

Investments in debt securities held by our savings bank subsidiary are classified as available-for-sale and are reported at fair value. We value our investments in sponsored mutual funds at the quoted closing net asset values, or NAVs, per share of each mutual fund on the balance sheet date and generally classify these holdings as available-for-sale. Changes in net unrealized security holding gains on available-for-sale securities are recognized in accumulated other comprehensive income.

We classify marketable equity securities other than sponsored mutual funds and some investments in sponsored mutual funds made at fund formation as trading because they are expected to be held for only a short period of time. Other investments are recognized using the cost or equity methods of accounting, as appropriate.

We review the carrying amount of each investment on a quarterly basis and recognize an impairment in our statement of income whenever an unrealized loss is considered other than temporary.

CONCENTRATIONS OF RISK.

Concentration of credit risk in accounts receivable is believed to be minimal in that our clients generally have substantial assets, including those in the investment portfolios that we manage for them.

Our investments in sponsored mutual funds expose us to market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual funds. Each fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

Investments by our savings bank subsidiary in debt securities expose us to market risk, which may arise from changes in credit ratings and interest rates.

PROPERTY AND EQUIPMENT.

Property and equipment is stated at cost net of accumulated depreciation and amortization computed using the straight-line method. Provisions for depreciation and amortization are based on the following weighted average estimated useful lives: computer and communications software and equipment, 3.5 years; buildings, 33.5 years; leasehold improvements, 9.1 years; furniture and other equipment, 6.4 years; and leased land, 99 years.

GOODWILL.

We evaluate the $665.7 million carrying amount of goodwill in our balance sheet for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Our evaluations have indicated that no impairment exists.

We internally conduct, manage and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit – our investment advisory business.

REVENUE RECOGNITION.

Fees for investment advisory services, which are based on assets under management, and related administrative services that we provide to investment advisory clients are recognized in the period that our services are provided. Taxes billed to our clients based on our fees for services rendered are not included in revenues. Administrative revenues from distribution of our sponsored mutual funds' Advisor and R class shares, and the corresponding operating expense for payments to third-party financial intermediaries that distribute those share classes, are recognized in the period that they are earned, which is the same period that the related mutual funds recognize their expense.

ADVERTISING.

Costs of advertising are expensed the first time that the advertising takes place.

EARNINGS PER SHARE.

Basic earnings per share does not include the dilutive effect of outstanding stock options, nonvested restricted common shares, and outstanding stock units, and is computed by dividing net income by the weighted average common shares outstanding of 260.5 million in 2005, 263.8 million in 2006, and 264.8 million in 2007. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options were exercised, restricted common shares vest, and stock units are converted to common shares. It is computed by increasing the denominator of the basic calculation by potential dilutive common shares, determined using the treasury stock method, of 12.7 million in 2005, 14.9 million in 2006, and 14.4 million in 2007.

COMPREHENSIVE INCOME.

Total comprehensive income is reported in our consolidated statements of stockholders' equity and includes net income and the change in unrealized security holding gains, net of income taxes.

STOCK AWARDS AND OPTIONS.

Our stockholders have approved the 2001 and 2004 Stock Incentive Plans under which we may make stock awards in the form of unrestricted common shares, restricted common shares, and restricted stock units that convert to shares after vesting. Under these plan provisions, we issued 76,000 unrestricted common shares to our employees in 2005 at the grant date fair value of $37.365 per share. We have also issued restricted shares and restricted stock units at the grant date fair value that vest over graded schedules of up to four years.

Under the 2001 and 2004 Stock Incentive Plans and six other stockholder approved plans (the 1990, 1993 and 1996 Stock Incentive Plans and the 1995, 1998 and 2007 plans for non-employee directors), we have granted qualified incentive and nonqualified fixed stock options with a maximum term of 10 years to employees and directors. Vesting of our annual employee option grants is based solely on the individual continuing to render service and generally occurs over a five-year graded schedule. The exercise price of each option granted is equivalent to the market price of the common stock at the date of grant. Under the 2007 Non-Employee Director Equity Plan, we also grant restricted common shares and stock units that vest over one year. Vested stock units are issued in lieu of dividends on outstanding stock units.

We recognized compensation expense for stock-based awards other than stock options of $3.2 million in 2005, $1.8 million in 2006, and $8.0 million in 2007.

On January 1, 2006, we adopted the provisions of SFAS 123R and began recognizing stock option-based compensation expense in our consolidated statements of income using the fair value based method, including provision for estimated future forfeitures of our stock option awards. Prior to 2006, our stock option grants were accounted for using the intrinsic value based method and no compensation expense related to our option grants was recognized in our consolidated statements of income.

Because we adopted SFAS 123R on a modified prospective basis, financial statements for 2005 have not been restated. The following table compares our 2006 and 2007 net income (in millions) and earnings per share with pro forma results as if we had applied the fair value based method in 2005. For purposes of this disclosure, forfeitures of options during 2005 were recognized as they occurred.

	2005	2006	2007
Net income, as reported	$ 431.0	$ 529.6	$ 670.6
Additional stock option-based compensation expense estimated using the fair value based method	(59.8)	—	—
Related income tax benefits	19.5	—	—
Pro forma net income	$ 390.7	$ 529.6	$ 670.6
Earnings per share			
Basic - as reported	$ 1.65	$ 2.01	$ 2.53
Basic - pro forma	$ 1.50	$ 2.01	$ 2.53
Diluted - as reported	$ 1.58	$ 1.90	$ 2.40
Diluted - pro forma	$ 1.43	$ 1.90	$ 2.40

Net income, as reported, includes a charge for stock option-based compensation expense of $59.2 million in 2006 and $71.8 million in 2007, including $6.1 million and $8.6 million, respectively, for reload option grants. Related income tax benefits recognized in net income, as reported, were $19.4 million in 2006 and $24.3 million in 2007. The recognition of stock-option based compensation expense reduced our diluted earnings per share by approximately $.14 in 2006 and $.17 in 2007. In recognizing 2006 and 2007 stock-option based compensation expense and in preparing the pro forma 2005 information, we used the Black-Scholes option-pricing model to estimate the fair value of each option grant, including reloads, as follows:

	Weighted-average			
	2005	2006	2007	Range 2007
Grant-date fair value per option awarded, including reload grants	$ 9.57	$ 12.42	$ 12.31	$ .91 to 22.00
Assumptions used:				
Expected life in years	5.5	5.5	5.4	.1 to 8.3
Expected volatility	29%	26%	23%	6 to 38%
Dividend yield	1.7%	1.7%	1.7%	1.7%
Risk-free interest rate	4.2%	4.6%	4.3%	2.9 to 5.1%

Our expected life assumptions are based on the vesting period for each option grant and our historical experience with respect to the average holding period from vesting to option exercise. The assumptions for expected volatility and dividend yield are based on recent historical experience over the same periods as our expected lives. Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as our expected lives.

Notes to Consolidated Financial Statements

NOTE 1 – CASH EQUIVALENTS.

Cash equivalent investments in our sponsored money market mutual funds aggregate $739.1 million at December 31, 2006, and $710.0 million at December 31, 2007. Dividends earned on these investments totaled $14.9 million in 2005, $35.4 million in 2006, and $38.0 million in 2007.

NOTE 2 – INFORMATION ABOUT RECEIVABLES, REVENUES, AND SERVICES.

Accounts receivable from our sponsored mutual funds for advisory fees and advisory-related administrative services aggregate $122.9 million at December 31, 2006, and $144.6 million at December 31, 2007.

Revenues (in millions) from advisory services provided under agreements with our sponsored mutual funds and other investment clients include:

	2005	2006	2007
Sponsored mutual funds in the U.S.			
Stock and blended asset	$ 758.3	$ 937.5	$ 1,168.7
Bond and money market	142.1	155.6	184.6
	900.4	1,093.1	1,353.3
Other portfolios	335.1	415.4	525.8
Total investment advisory fees	$ 1,235.5	$ 1,508.5	$ 1,879.1

The following table summarizes the various investment portfolios and assets under management (in billions) on which we earn investment advisory fees.

	Average during			December 31,	
	2005	2006	2007	2006	2007
Sponsored mutual funds in the U.S.					
Stock and blended asset	$ 124.1	$ 152.2	$ 191.1	$ 168.5	$ 200.6
Bond and money market	32.1	35.4	41.7	38.0	45.4
	156.2	187.6	232.8	206.5	246.0
Other portfolios	90.9	112.1	141.4	128.2	154.0
	$ 247.1	$ 299.7	$ 374.2	$ 334.7	$ 400.0

Fees for advisory-related administrative services provided to our sponsored mutual funds were $211.3 million in 2005, $239.9 million in 2006, and $273.9 million in 2007. We provide all services to the sponsored U.S. mutual funds under contracts that are subject to periodic review and approval by each of the funds' boards. Regulations require that the funds' shareholders also approve material changes to investment advisory contracts.

NOTE 3 – INVESTMENTS IN SPONSORED MUTUAL FUNDS.

Our other mutual fund investments (in millions) at December 31 include:

	Aggregate cost	Unrealized holding gains	Aggregate fair value
2006			
Stock and blended asset funds	$ 325.5	$ 84.3	$ 409.8
Bond funds	120.6	24.0	144.6
Total available-for-sale holdings	$ 446.1	$ 108.3	$ 554.4
2007			
Stock and blended asset funds	$ 427.0	$ 114.3	$ 541.3
Bond funds	197.2	32.7	229.9
Total available-for-sale holdings	$ 624.2	$ 147.0	771.2
Fund investments held as trading			1.8
			$ 773.0

Dividends earned on our investments in sponsored mutual funds totaled $7.2 million in 2005, $12.5 million in 2006, and $30.4 million in 2007. There were no fund holdings with an unrealized loss at December 31, 2006, and two mutual fund holdings with a total unrealized temporary loss of $.4 million at December 31, 2007.

NOTE 4 – DEBT SECURITIES HELD BY AND CUSTOMER DEPOSITS AT SAVINGS BANK SUBSIDIARY.

Our savings bank subsidiary holds investments in marketable debt securities, including mortgage- and other asset-backed securities, which are accounted for as available-for-sale. The following table (in millions) details the components of these investments at year end.

	2006		2007	
	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)
Investments with temporary impairment				
Of less than 12 months (17 securities in 2007)	$ 25.3	$ (.1)	$ 10.9	$ (.1)
Of 12 months or more (52 securities in 2007)	63.9	(1.5)	42.6	(.5)
	89.2	(1.6)	53.5	(.6)
Investments with unrealized holding gains	37.0	.1	73.4	.6
Balance at December 31	$ 126.2	$ (1.5)	$ 126.9	$ —
Aggregate cost	$ 127.7		$ 126.9	

The unrealized losses in these investments were generally caused by interest rate increases and not changes in credit quality. We have the ability and intent to hold these securities to their maturities, which generally correlate to the maturities of our customer deposits, and to collect all contractual cash flows. Accordingly, impairment of these investments is considered temporary.

The estimated fair value of our customer deposit liability, based on discounting expected cash outflows at maturity dates that range up to five years, using current interest rates offered for deposits with the same dates of maturity, was $114.8 million at December 31, 2006, and $115.8 million at December 31, 2007.

NOTE 5 – OTHER INVESTMENTS.

Other investments include U.S. Treasury Notes that will yield 4.7% to 5.2% through their maturities in 2008 to 2012. These holdings are accounted for as held-to-maturity securities and are recognized at the amortized cost of the notes plus accrued interest. The status of the U.S. Treasury investments (in millions) at December 31 is:

	2006	2007
Recognized amount	$ 55.6	$ 70.6
Fair value	$ 55.8	$ 72.5
Face amount	$ 55.0	$ 70.0

Investments accounted for under the cost method total $25.3 million at December 31, 2006, and $31.5 million at December 31, 2007. Our remaining investments aggregate $.9 million at December 31, 2006, and $.2 million at December 31, 2007.

We had outstanding commitments to fund additional investments totaling $29.1 million at December 31, 2007.

NOTE 6 – PROPERTY AND EQUIPMENT.

Property and equipment (in millions) at December 31 consists of:

	2006	2007
Computer and communications software and equipment	$ 216.6	$ 251.5
Buildings and leasehold improvements	222.3	270.0
Furniture and other equipment	67.7	97.0
Land owned and leased	21.5	21.5
	528.1	640.0
Less accumulated depreciation and amortization	263.2	281.7
	$ 264.9	$ 358.3

Compensation and related costs attributable to the development of computer software for internal use totaling $6.2 million in 2005, $7.7 million in 2006, and $8.9 million in 2007 have been capitalized.

NOTE 7 – ACQUISITIONS OF INTANGIBLE ASSETS.

In 2006, we acquired customer relationships and assets under management of $.1 billion in separate accounts and $.8 billion in mutual fund accounts from two fund groups that merged into twelve of our sponsored mutual funds. We paid $4.1 million as part of these three transactions and recognized intangible assets that are being amortized on a straight-line basis over 2.5 years for the acquired separate account customer relationships and over 8 years for the acquired mutual fund customer relationships.

NOTE 8 – INCOME TAXES.

The provision for income taxes (in millions) consists of:

	2005	2006	2007
Current income taxes			
U.S. federal and foreign	$ 228.1	$ 301.9	$ 368.6
State and local	27.4	45.8	53.3
Deferred income tax benefits	(7.1)	(19.0)	(15.7)
	$ 248.4	$ 328.7	$ 406.2

Our accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as part of our provision for income taxes.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. Significant temporary differences in 2005 include deferred tax benefits of $5.3 million related to property and equipment offset by deferred taxes of $1.5 million related to accrued compensation. Deferred benefits in 2005 also include $3.8 million arising from foreign net operating loss carryforwards, including $2.4 million from 2005 operations and $1.4 million from the reversal of a previously provided valuation allowance on prior year losses. During 2005, we developed a tax-planning strategy that made it more likely than not that we would be able to realize a substantial portion of this deferred tax benefit.

Deferred tax benefits include $17.8 million in 2006 and $24.9 million in 2007 resulting from stock option-based compensation expense recognized in our operating results in accordance with SFAS 123R. Partially offsetting the deferred tax benefits in 2007 were deferred taxes of $8.1 million from the reversal of temporary differences related to property and equipment and the use of foreign net operating loss carryforwards.

The net deferred tax asset recognized in our balance sheet in other assets includes the following (in millions) at December 31.

	2006	2007
Deferred tax liabilities		
Arising from net unrealized holding gains	$ (37.5)	$ (52.0)
Other	(3.8)	(4.7)
	(41.3)	(56.7)
Deferred tax assets		
Related to stock-based compensation	18.6	44.3
Related to investment income	5.4	5.4
Related to property and equipment	7.3	3.3
Related to accrued compensation	4.7	4.5
Foreign net operating loss carryforwards that do not expire	6.3	2.2
Other	3.0	2.2
	45.3	61.9
Net deferred tax asset	$ 4.0	$ 5.2

Cash outflows from operating activities include income taxes paid of $188.0 million in 2005, $272.8 million in 2006, and $329.6 million in 2007.

Cash flows from operating activities include income tax benefits of $52.3 million in 2005, $66.8 million in 2006, and $96.9 million in 2007 arising from stock option exercises and the vesting of stock-based grants that reduced the amount of income taxes that would have otherwise been payable. As a result of the adoption of SFAS 123R and our election to use the alternative transition method to account for tax benefits recognized in additional paid-in capital, operating cash outflows from payables and accrued liabilities and financing cash inflows from common share issuances under stock-based compensation plans include tax benefits of $65.7 million in 2006 and $94.9 million in 2007. These tax benefits have been recognized in stockholders' equity as additional capital in excess of par value.

The following table reconciles the statutory federal income tax rate to the effective income tax rate.

	2005	2006	2007
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes for current year, net of federal income tax benefits	2.4	2.7	3.0
Other items	(.8)	.6	(.3)
Effective income tax rate	36.6%	38.3%	37.7%

The adoption of FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007, did not affect our financial position. The following table reconciles our unrecognized tax benefits (in millions) during the year:

Balance at adoption on January 1, 2007	$ 3.0
Additions for tax positions related to	
2007	1.5
2006 and prior years	.3
Balance at December 31, 2007	$ 4.8

If recognized, this amount would affect our effective tax rate; however, we do not expect that unrecognized tax benefits for tax positions taken with respect to 2007 and prior years will significantly change in 2008. Our United States federal tax obligations have been settled through the year 2000. Net interest recoverable recognized in our balance sheets was $1.8 million at December 31, 2006, and $3.1 million at December 31, 2007. Interest recognized as part of our provision for income taxes was not material in 2007.

NOTE 9 – COMMON STOCK AND STOCK-BASED COMPENSATION PROGRAMS.

REPURCHASE AUTHORIZATION.

As of December 31, 2007, the Board of Directors has authorized the future repurchase of up to 12,627,467 common shares. At December 31, 2007, accounts payable and accrued expenses includes $8.6 million representing the unsettled liability for common stock repurchases.

DIVIDENDS.

Cash dividends declared per share were $.485 in 2005, $.59 in 2006, and $.75 in 2007.

SHARES AUTHORIZED FOR STOCK-BASED COMPENSATION PROGRAMS.

At December 31, 2007, 62,792,227 shares of unissued common stock were reserved for issuance under our stock-based compensation plans. Additionally, 3,360,000 shares are reserved for issuance under a plan whereby substantially all employees may acquire common stock through payroll deductions at prevailing market prices. We believe that our stock-based compensation programs align the interests of our employees and directors with those of our common stockholders.

STOCK OPTIONS.

The following table summarizes the status of and changes in our stock option grants during 2007.

	Options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)
Outstanding at beginning of 2007	43,770,758	$ 25.97	
Annual grants	5,202,000	50.02	
New hire grants	111,000	52.68	
Reload grants	1,363,082	53.74	
Exercised	(8,814,196)	20.15	
Forfeited or cancelled	(602,469)	33.15	
Outstanding at end of 2007	41,030,175	$ 31.16	6.2
Exercisable at end of 2007	24,287,935	$ 24.59	4.7

The total intrinsic value of options exercised was $165.4 million in 2005, $213.1 million in 2006, and $300.1 million in 2007. At December 31, 2007, the aggregate intrinsic value of options outstanding was $1.2 billion and of options exercisable was $.9 billion.

STOCK AWARDS.

The following table summarizes the status of and changes in our nonvested restricted shares and restricted stock units during 2007.

	Restricted shares	Restricted stock units	Weighted-average grant-date fair value
Nonvested at beginning of 2007	104,500	36,000	$ 43.01
Granted to employees	284,650	133,050	50.53
Granted to directors	4,800	7,222	55.69
Vested (value at vest date was $6.4 million)	(67,000)	(36,022)	42.59
Forfeited	(7,650)	—	45.74
Nonvested at end of 2007	319,300	140,250	$ 50.23

FUTURE STOCK-BASED COMPENSATION EXPENSE.

The following table presents the compensation expense (in millions) to be recognized over the separate vesting periods of the 16,742,240 nonvested options and 459,550 restricted shares and restricted stock units outstanding at December 31, 2007. Estimated future compensation expense will change to reflect future option grants, including reloads; future awards of unrestricted shares, restricted shares, and restricted stock units; changes in estimated forfeitures; and adjustments for actual forfeitures.

First quarter 2008	$ 17.8
Second quarter 2008	17.7
Third quarter 2008	17.3
Fourth quarter 2008	12.7
2009 through 2012	67.8
Total	$ 133.3

NOTE 10 – OTHER COMPREHENSIVE INCOME.

The following table reconciles our unrealized holding gains and losses (in millions) to that recognized in other comprehensive income.

	2005	2006	2007
Unrealized holding gains on our investments in sponsored mutual funds	$ 12.1	$ 38.0	$ 43.9
Less gains on mutual fund investments realized in other investment income, using average cost	.0	6.3	5.2
	12.1	31.7	38.7
Unrealized holding gains (losses) on debt securities held by our savings bank subsidiary	(1.5)	.5	1.5
	10.6	32.2	40.2
Deferred income taxes	(3.8)	(11.4)	(14.5)
Unrealized holding gains, recognized in other comprehensive income	$ 6.8	$ 20.8	$ 25.7

The components of accumulated other comprehensive income (in millions) at December 31, 2007, are presented below.

Unrealized holding gains on	
Investments in sponsored mutual funds	$ 147.0
Debt securities held by savings bank subsidiary	—
	147.0
Deferred income taxes	(52.0)
	$ 95.0

NOTE 11 – OTHER DISCLOSURES.

We occupy certain office facilities and rent computer and other equipment under noncancelable operating leases. Related rental expense was $23.5 million in 2005, $24.1 million in 2006, and $25.6 million in 2007. Future minimum payments under these leases aggregate $27.1 million in 2008, $24.3 million in 2009, $23.0 million in 2010 and in 2011, $21.5 million in 2012, and $104.7 million in later years.

In the second quarter of 2006, we voluntarily terminated our $300 million bank-syndicated credit facility.

Our consolidated stockholders' equity at December 31, 2007, includes $64 million that is restricted as to use by various regulations and agreements arising in the ordinary course of our business.

From time to time, various claims against us arise in the ordinary course of business, including employment-related claims. In the opinion of management, after consultation with counsel, the likelihood that an adverse determination in one or more pending claims would have a material adverse effect on our financial position or results of operations is remote.

Compensation expense recognized for our defined contribution retirement plans was $35.7 million in 2005, $38.8 million in 2006, and $44.1 million in 2007.

NOTE 12 – SUPPLEMENTARY QUARTERLY FINANCIAL DATA (Unaudited).

	Net revenues	Net income	Basic earnings per share	Diluted earnings per share
	(in millions)			
2006				
1st quarter	$ 429.3	$ 116.7	$ .44	$ .42
2nd quarter	$ 446.0	$ 135.7	$ .51	$ .49
3rd quarter	$ 450.6	$ 128.3	$ .49	$ .46
4th quarter	$ 489.1	$ 148.9	$ .56	$ .53
2007				
1st quarter	$ 508.4	$ 142.9	$ .54	$ .51
2nd quarter	$ 551.1	$ 162.2	$ .61	$ .58
3rd quarter	$ 571.0	$ 174.8	$ .66	$ .63
4th quarter	$ 597.8	$ 190.7	$ .72	$ .68

The sum of quarterly earnings per share may not equal annual earnings per share because the computations are done independently.

Report of Management on Internal Control Over Financial Reporting

To the Stockholders of
T. Rowe Price Group, Inc.:

We, together with other members of management of T. Rowe Price Group, are responsible for establishing and maintaining adequate internal control over the company's financial reporting. Internal control over financial reporting is the process designed under our supervision, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2007, in relation to criteria described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, we believe that the company's internal control over financial reporting was effective as of December 31, 2007.

KPMG LLP, an independent registered public accounting firm, has audited our financial statements that are included in this annual report and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2007.

February 6, 2008

James A.C. Kennedy
Chief Executive Officer and President

Kenneth V. Moreland
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries ("the Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in the summary of significant accounting policies accompanying the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation with the adoption of Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 6, 2008, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Baltimore, Maryland
February 6, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited T. Rowe Price Group, Inc. and subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, T. Rowe Price Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 6, 2008, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Baltimore, Maryland
February 6, 2008


A

FRONT COVER

A Gabriel Solomon, Jeff Arricale, Susan Troll


B

INSIDE FRONT COVER

B Amy Frederick, Christopher Dillon, Basil Clarke, Michael Capella, Ronald Taylor


C
D
E

PAGES 2-3

C Matt DiLiello, Carol Waddell
D Gonzalo Pangaro
E Jason Nogueira, Kris Jenner


F
G
H
I

PAGES 4-5

F Tina Geppel, Jan Eggertsen, Maya Glem
G Robert Gensler, Ulle Adamson
H Timothy Taylor, Jaideep Shanbhag
I Renee Christoff, Christine Fahlund, John Doyle


J
K
L
M
N

PAGES 6-7

J James Zurad, Sheila Callahan, Jorge Robert
K Wyatt Lee, Jerome Clark
L Christopher Hufman, Christine Akins, Kirk Kness
M Sherwin Richardson
N Carrie Goldrick


O
P

PAGES 8-9

O Baltimore Trading Floor
P Investment Team Meeting



PAGES 10-11

T. Rowe Price associates donate their time, talents, and energy to improve the quality of life in their communities.


Q

PAGE 12

Q Owings Mills Lobby


R
S
T
U
V
W

PAGE 15

R Edward Bernard
S William Stromberg
T David Warren
U Mary Miller
V Brian Rogers
W James Kennedy

CORPORATE HEADQUARTERS

100 East Pratt Street
Baltimore, Maryland 21202
United States
(410) 345-2000

OFFICE LOCATIONS

Buenos Aires, Argentina

Sydney, Australia

Toronto, Canada

Copenhagen, Denmark

Hong Kong

Tokyo, Japan

Luxembourg

Amsterdam, Netherlands

Singapore

Stockholm, Sweden

London, United Kingdom

United States:

Long Beach, California

San Francisco, California

Colorado Springs, Colorado

Tampa, Florida

Baltimore, Maryland

Owings Mills, Maryland

U.S. INVESTOR CENTERS

Baltimore, Maryland

Boca Raton, Florida

Colorado Springs, Colorado

Garden City, New York

Los Angeles, California

McLean, Virginia

Northbrook, Illinois

Oak Brook, Illinois

Owings Mills, Maryland

Short Hills, New Jersey

Tampa, Florida

Walnut Creek, California

Washington, D.C.

Wellesley, Massachusetts

ADDITIONAL INFORMATION

SEC Form 10-K
A copy is available, at no charge, by sending a written request to:

Barbara A. Van Horn
Secretary
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202
Fax (410) 345-3223

A copy is available on our Web site:
www.troweprice.com

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
161 North Concord Exchange
South St. Paul, MN 55075
(888) 648-8155
www.wellsfargo.com/shareownerservices

Send shareholder inquiries to:
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

Independent Registered Public Accounting Firm
KPMG LLP
Baltimore, MD

Annual Meeting
April 10, 2008 at 10 a.m.
T. Rowe Price Group, Inc.
Owings Mills Corporate Campus
4515 Painters Mill Road
Owings Mills, MD 21117

T. Rowe Price Group, Inc.
100 East Pratt Street, Baltimore, Maryland 21202
(410) 345-2000 www.troweprice.com

END